Exhibit 99.4

Recon Technology, Ltd Reports Financial Year Results for Fiscal Year 2023

BEIJING, Oct. 27, 2023 /PRNewswire/ -- Recon Technology, Ltd (NASDAQ: RCON) (“Recon” or the “Company”), a China-based independent solutions integrator in the oilfield service and environmental protection, electric power and coal chemical industries, today announced its financial results for fiscal year 2023.

Fiscal Year Ended June 30, 2023 Financial Highlights:

-  Total revenue decreased by approximately RMB16.7 million ($2.3 million) or 19.9% to RMB67.1 million ($9.3 million) for the year ended June 30, 2023 from RMB83.8million ($12.5 million) for the same period in 2022.

-  Gross profit decreased to RMB18.9 million ($2.6 million) for the year ended June 30, 2023, from RMB19.4 million ($2.9 million) for the same period in 2022.

-  Gross margin increased to 28.1% for the year ended June 30, 2023 from 23.2% for the same period in 2022.

-  Net loss was RMB61.5 million ($8.5 million) for the year ended June 30, 2023, an increase of RMB155.8 million ($21.5 million) from net income of RMB94.3 million ($14.1 million) for the same period of 2022.

	For the Years Ended
	June 30,
	2023		2022		Increase /(Decrease)		Percentage Change
(in RMB millions, except earnings per share; differences due to rounding)
Revenue	RMB	67.1	RMB	83.8	RMB	(16.7)	(19.9)%
Gross profit		18.9		19.4		(0.5)	(2.9)%
Gross margin		28.1%		23.2%		6.0%	—
Net income (loss)		(61.5)		94.3		(155.8)	(165.2)%
Net earnings per share – Basic and diluted		(1.7)		3.2		(4.9)	(154.5)%

Management Commentary

Mr. Shenping Yin, Founder and CEO of Recon said, “Fiscal year ended 2023 was a year of change, challenge and opportunity for Recon. As a result of the impact of the outbreak and changes in the industry, our established business volume temporarily declined and recovered less than optimally, and resulting in a decline in overall revenue in fiscal year ended 2023, but our gross margins improved due to management efficiencies and the overall recovery of the industry.

We believe that China’s investment and demand in the oil industry will not decrease in the near future, and we believe that there are still many opportunities for growth in the oil industry. Recon will continue to benefit from this trend. We expect a significant increase in the volume of business in the oilfield services segment in the coming year. We are also expanding our business focus from oilfield service segment to broader energy sectors, including carbon-zero opportunities and alternative materials for primary petroleum products. We are actively exploring the chemical recycling business of low-value plastics based on waste treatment and recycling, and have reached preliminary cooperation agreements and market expansion and sales intentions with key upstream and downstream customers. Our drive has always been to maximize the long-term benefits for our company and our shareholders based on our experience and resources in the petrochemical and energy industries.”

Fiscal Year Ended 2023 Financial Results:

Revenue

Total revenues for the year ended June 30, 2023 were approximately RMB67.1 million ($9.3 million), a decrease of approximately RMB16.7 million ($2.3 million) or 19.9% from RMB83.8million ($12.5 million) for the same period in 2022. The overall decrease in revenue was mainly due to decrease from all four segments during the year ended June 30, 2023.

-  Revenue from automation product and software decreased by RMB5.3 million ($0.7 million) or 316.6%. The decrease was mainly caused by decreased orders from JiDong oilfield as this client reduced their investment budget and oil and gas extraction activities.

-  Revenue from equipment and accessories decreased by ¥0.9 million ($0.1 million) or 5.3% as we decided not to continue working with some oilfield client with low production levels and allocated our sales and service resources into some larger oilfield companies. We believe this was a temporary decline. Our revenue from this segment will increase in the coming year.

-  Revenue from oilfield environmental protection decreased by RMB6.2million ($0.9 million) or 24.5%. This was mainly caused by less raw materials we could collect. As a result, our revenue decreased due to lower processing volume compared to the same period last year.

-  Revenue from platform outsourcing services decreased by RMB4.2 million ($0.6 million) or 45.2%. The decrease was mainly due to less overall economic activities and lower refueling volumes at gas stations, and change in the method of settlement with major customers, from the original service fee based on a percentage of the volume and transaction amount to a basic fixed monthly service fee.

Cost of revenue

Cost of revenues decreased from RMB64.4 million ($9.6 million) for the year ended June 30, 2022 to RMB48.2 million ($6.7 million) for the same period in 2023. This decrease was mainly caused by the decreased cost of revenue from automation product and software, oilfield environmental protection and platform outsourcing services segments, which was partially offset by the decreased cost of revenue from equipment and accessories segment during the year ended June 30, 2023.

Gross profit

Gross profit decreased to RMB18.9 million ($2.6 million) for the year ended June 30, 2023 from RMB19.4 million ($2.9 million) for the same period in 2022. Gross profit as a percentage of revenue increased to 28.1% for the year ended June 30, 2023 from 23.2% for the same period in 2022.

- For the years ended June 30, 2022 and 2023, our gross profit from automation product and software was approximately RMB2.1 million and RMB3.0 million ($0.4 million), respectively, representing an increase in gross profit of approximately RMB0.9 million ($0.1 million) or 42.4%. In year 2021, we mainly carried out contracts that were signed during the COVID-19 and low oil price period, during which we used a low-margin strategy to maintain our cooperation business with clients. As oil price increase in 2022, our customers recovered and contract terms were improved and our margin increased and the margin percentage will also be higher.

-  For the years ended June 30, 2022 and 2023, gross profit from equipment and accessories was approximately RMB6.7 million and RMB7.3 million ($1.0 million), respectively, representing a slight increase of approximately RMB0.6 million ($0.09 million) or 9.3%. This was mainly driven by high oil price and more demands for heating furnaces with higher margin rather than accessories with lower margin.

-  For the years ended June 30, 2022 and 2023, gross profit from oilfield environmental protection was approximately RMB5.1 million and RMB5.2 million ($0.7 million), respectively, maintaining at a stable level.

-  For the years ended June 30, 2022 and 2023, gross profit from platform outsourcing services was approximately RMB5.5 million and RMB3.4 million ($0.5 million), respectively, representing a decrease of approximately RMB2.1 million ($0.3 million) or 38.6%, this was mainly because personnel expenses, which constitutes major part of our costs, reduced during the year ended June 30, 2023.

Operating expenses

Selling expenses increased by 4.8%, or RMB0.4 million ($0.07 million), from RMB10.2 million in the year ended June 30, 2022 to RMB10.6 million ($1.5 million) in the same period of 2023.

General and administrative expenses decreased by 7.8%, or RMB6.5 million ($0.9 million), from RMB83.3 million in the year ended June 30, 2022 to RMB76.8 million ($10.6 million) in the same period of 2023.

Net recovery of credit losses of RMB0.7 million for the year ended June 30, 2022 as compared to net recovery of credit losses of RMB9.0 million ($1.2 million) for the same period in 2023.

Research and development expenses remained relatively stable with a slight decrease by 1.8%, or RMB0.2 million ($0.02 million) from RMB9.0 million for the year ended June 30, 2022 to RMB8.8 million ($1.2 million) for the same period of 2023.

Loss from operations

Loss from operations was RMB69.3 million ($9.6 million) for the year ended June 30, 2023, compared to a loss of RMB82.3 million for the same period of 2022. This RMB13.0 million ($1.8 million) decrease in loss from operations was primarily due to the decrease in operating expense as discussed above.

Gain in fair value changes of warrant liability

The Company classified the warrants issued in connection with common share offering as liabilities at their fair value and adjusted the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. Gain in change in fair value of warrant liability was RMB174.5 million and RMB6.1 million ($0.8 million) for the years ended June 30, 2022 and 2023, respectively.

Impairment loss on goodwill and intangible assets

In conjunction with the preparation of our consolidated financial statement for years ended June 30, 2022 and 2023, the management performed evaluation on the impairment of goodwill and intangible assets and recorded an impairment loss on goodwill and intangible assets of RMB2.3 million and RMB10.0 million ($1.4 million) for the years ended June 30, 2022 and 2023, respectively. The impairment was mainly due to the decision of the major customers to develop their own autonomous unified system and to significantly reduce the procurement of third-party services. This change has had a significant and negative impact on FGS’s business model and enterprise value.

Interest income

Net interest income was RMB11.1 million ($1.5 million) for the year ended June 30, 2023, compared to net interest income of RMB3.8 million for the same period of 2022. The RMB.3 million ($1.0 million) increase in net interest income was primarily due to the increased interest-bearing loans to third parties and increased short-term investments we invested during the year ended June 30, 2023.

Other income (expenses), net.

Other net income was RMB0.7 million ($0.1 million) for the year ended June 30, 2023, compared to other net expenses of RMB0.1 million for the same period of 2022.

Net income (loss)

As a result of the factors described above, net loss was RMB61.5 million ($8.5 million) for the year ended June 30, 2023, an increase of RMB155.8 million ($21.5 million) from net income of RMB94.3 million for the same period of 2022.

Cash and short-term investment

As of June 30, 2023, we had cash in the amount of approximately RMB104.1 million ($14.4 million) and short-term investment in bank fixed income product of approximately RMB184.2 million ($25.4 million). As of June 30, 2022, we had cash in the amount of approximately RMB317.0 million ($47.3 million).

About Recon Technology, Ltd (“RCON”)

Recon Technology, Ltd (NASDAQ: RCON) is the People’s Republic of China’s first NASDAQ-listed non-state owned oil and gas field service company. Recon supplies China’s largest oil exploration companies, Sinopec (NYSE: SNP) and The China National Petroleum Corporation (“CNPC”), with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions within several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients. For additional information please visit: http://www.recon.cn/.

Forward-Looking Statements

Recon includes “forward-looking statements” within the meaning of the federal securities laws throughout this press release. A reader can identify forward-looking statements because they are not limited to historical fact or they use words such as “scheduled,” “may,” “will,” “could,” “should,” “would,” “expect,” “believe,” “anticipate,” “project,” “plan,” “estimate,” “forecast,” “goal,” “objective,” “committed,” “intend,” “continue,” or “will likely result,” and similar expressions that concern Recon’s strategy, plans, intentions or beliefs about future occurrences or results. Forward-looking statements are subject to risks, uncertainties and other factors that may change at any time and may cause actual results to differ materially from those that Recon expected. Many of these statements are derived from Recon’s operating budgets and forecasts, which are based on many detailed assumptions that Recon believes are reasonable, or are based on various assumptions about certain plans, activities or events which we expect will or may occur in the future. However, it is very difficult to predict the effect of known factors, and Recon cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under “Risk Factors” in Recon’s most recent Annual Report on Form 20-F and any subsequent half-year financial filings on Form 6-K filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by the cautionary statements that Recon makes from time to time in its SEC filings and public communications. Recon cannot assure the reader that it will realize the results or developments Recon anticipates, or, even if substantially realized, that they will result in the consequences or affect Recon or its operations in the way Recon expects. Forward-looking statements speak only as of the date made. Recon undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances arising after the date on which they were made, except as otherwise required by law. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, Recon.

RECON TECHNOLOGY, LTD

CONSOLIDATED BALANCE SHEETS

	As of June 30	As of June 30	As of June 30
	2022	2023	2023
	RMB	RMB	U.S. Dollars
ASSETS
Current assets
Cash	¥316,974,857	¥104,125,800	$14,359,604
Restricted cash	723,560	731,545	100,885
Short-term investments	—	184,184,455	25,400,198
Notes receivable	10,828,308	3,742,390	516,099
Accounts receivable, net	22,577,980	27,453,415	3,785,999
Inventories, net	3,894,369	6,330,701	873,044
Other receivables, net	5,501,833	2,185,733	301,427
Loans to third parties	50,383,822	123,055,874	16,970,181
Purchase advances, net	178,208	2,680,456	369,652
Contract costs, net	33,858,820	49,572,685	6,836,386
Prepaid expenses	420,284	350,119	48,284
Prepaid expenses- related parties	275,000	—	—
Total current assets	445,617,041	504,413,173	69,561,759

Property and equipment, net	25,474,162	24,752,864	3,413,576
Construction in progress	239,739	—	—
Intangible assets, net	5,950,000	—	—
Long-term other receivables, net	1,564,381	3,640	502
Goodwill	4,730,002	—	—
Operating lease right-of-use assets (including ¥765,241 and ¥335,976 ($46,333) from a related party as of June 30, 2022 and 2023, respectively)	6,666,759	2,654,900	366,127
Total Assets	¥490,242,084	¥531,824,577	$73,341,964

LIABILITIES AND EQUITY

Current liabilities
Short-term bank loans	¥10,000,000	¥12,451,481	$1,717,138
Accounts payable	16,739,989	10,791,721	1,488,246
Other payables	3,533,918	5,819,010	802,478
Other payable- related parties	2,240,135	2,592,395	357,508
Contract liabilities	2,001,277	2,748,365	379,017
Accrued payroll and employees' welfare	2,250,547	2,382,516	328,564
Taxes payable	2,210,958	1,163,006	160,386
Short-term borrowings - related parties	9,009,156	20,018,222	2,760,639
Long-term borrowings - related party - current portion	999,530	—	—
Operating lease liabilities - current (including ¥429,265 and ¥335,976 ($46,333) from a related party as of June 30, 2022 and 2023, respectively)	3,892,774	3,066,146	422,841
Total Current Liabilities	52,878,284	61,032,862	8,416,817

Operating lease liabilities - non-current (including ¥335,976 and ¥nil ($nil) from a related party as of June 30, 2022 and 2023, respectively)	2,184,635	25,144	3,468
Long-term borrowings - related party	5,511,076	—	—
Contract liabilities - non-current	106,000	—	—
Warrant liability	16,677,328	31,615,668	4,360,000
Total Liabilities	77,357,323	92,673,674	12,780,285

Commitments and Contingencies

Equity
Class A ordinary shares, $0.0925 U.S. dollar par value, 150,000,000 shares authorized; 29,700,718 shares and 40,528,218 shares issued and outstanding as of June 30, 2022 and 2023, respectively	18,001,670	24,912,822	3,435,635
Class B ordinary shares, $0.0925 U.S. dollar par value, 20,000,000 shares authorized; 4,100,000 shares and 7,100,000 shares issued and outstanding as of June 30, 2022 and 2023, respectively	2,408,498	4,340,731	598,614
Additional paid-in capital	496,038,696	551,118,133	76,002,666
Statutory reserve	4,148,929	4,148,929	572,163
Accumulated deficit	(111,273,525)	(170,440,826)	(23,504,865)
Accumulated other comprehensive income	11,307,461	35,127,173	4,844,259
Total shareholders' equity	420,631,729	449,206,962	61,948,472
Non-controlling interests	(7,746,968)	(10,056,059)	(1,386,793)
Total equity	412,884,761	439,150,903	60,561,679
Total Liabilities and Equity	¥490,242,084	¥531,824,577	$73,341,964

*The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended
	June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Revenue
Revenue - third parties	¥47,852,918	¥83,777,571	¥67,114,378	$9,255,496
Revenue - related party	85,657	—	—	—
Revenue	47,938,575	83,777,571	67,114,378	9,255,496

Cost of revenue
Cost of revenue - third parties	40,723,547	64,352,834	48,247,395	6,653,620
Cost of revenue	40,723,547	64,352,834	48,247,395	6,653,620

Gross profit	7,215,028	19,424,737	18,866,983	2,601,876

Selling and distribution expenses	8,038,965	10,150,802	10,638,978	1,467,182
General and administrative expenses	45,949,157	83,281,958	76,784,396	10,589,052
Allowance for (net recovery of) credit losses	8,191,247	(658,823)	(9,038,985)	(1,246,533)
Impairment loss of property and equipment and other long-lived assets	768,312	—	1,009,124	139,165
Research and development expenses	5,846,295	8,964,217	8,806,205	1,214,431
Operating expenses	68,793,976	101,738,154	88,199,718	12,163,297

Loss from operations	(61,578,948)	(82,313,417)	(69,332,735)	(9,561,421)

Other income (expenses)
Subsidy income	355,667	11,993	325,425	44,878
Interest income	918,629	5,367,979	13,603,487	1,876,007
Interest expense	(2,210,005)	(1,522,526)	(2,514,850)	(346,814)
Income (loss) from investment in unconsolidated entity	(266,707)	15,411	—	—
Gain in fair value changes of warrants liability	35,365,792	174,485,575	6,116,000	843,435
Remeasurement gain of previously held equity interests in connection with step acquisition	979,254	—	—	—
Foreign exchange transaction gain (loss)	(146,898)	(118,456)	241,652	33,325
Impairment loss on goodwill and intangible assets	—	(2,266,893)	(9,980,002)	(1,376,305)
Other income	192,137	15,855	82,970	11,442
Other income, net	35,187,869	175,988,938	7,874,682	1,085,968
Income (loss) before income tax	(26,391,079)	93,675,521	(61,458,053)	(8,475,453)
Income tax expenses (benefit)	(524,251)	(613,874)	18,339	2,529
Net income (loss)	(25,866,828)	94,289,395	(61,476,392)	(8,477,982)

Less: Net loss attributable to non-controlling interests	(3,034,094)	(1,297,400)	(2,309,091)	(318,438)
Net income (loss) attributable to Recon Technology, Ltd	¥(22,832,734)	¥95,586,795	¥(59,167,301)	$(8,159,544)

Comprehensive income (loss)
Net income (loss)	(25,866,828)	94,289,395	(61,476,392)	(8,477,982)
Foreign currency translation adjustment	(850,895)	9,332,625	23,819,712	3,284,889
Comprehensive income (loss)	(26,717,723)	103,622,020	(37,656,680)	(5,193,093)
Less: Comprehensive loss attributable to non- controlling interests	(3,034,094)	(1,297,400)	(2,309,091)	(318,438)
Comprehensive income (loss) attributable to Recon Technology, Ltd	¥(23,683,629)	¥104,919,420	¥(35,347,589)	$(4,874,655)

Earnings (loss) per share - basic and diluted	¥(1.80)	¥3.19	¥(1.74)	$(0.24)

Weighted - average shares -basic and diluted	12,697,024	30,002,452	33,923,112	33,923,112

*The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	U.S. Dollars
Cash flows from operating activities:
Net income (loss)	¥(25,866,828)	¥94,289,395	¥(61,476,393)	$(8,477,982)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	3,150,789	3,339,868	3,683,586	507,990
Loss (gain) from disposal of equipment	19,590	48,628	(12,782)	(1,763)
Gain in fair value changes of warrants liability	(35,365,792)	(174,485,575)	(6,116,000)	(843,435)
Amortization of offering cost of warrants	12,584,024	—	1,483,306	204,557
Allowance for (net recovery of) credit losses	8,191,247	(658,823)	(9,038,985)	(1,246,533)
Allowance for slow moving inventories	654,673	266,285	484,644	66,835

Impairment loss of property and equipment and other long-lived assets	768,312	—	1,009,124	139,165
Impairment loss on goodwill and intangible assets	—	2,266,893	9,980,002	1,376,305
Amortization of right of use assets	1,866,803	3,138,518	3,252,066	448,480
Restricted shares issued for management and employees	6,140,037	39,263,485	26,191,707	3,612,002
Restricted shares issued for services	—	8,935,919	7,306,822	1,007,657
Remeasurement gain of previously held equity interests in connection with step acquisition	(979,254)	—	—	—
Loss (income) from investment in unconsolidated entity	266,707	(15,411)	—	—
Deferred tax benefit	(425,913)	(624,087)	—	—
Interest expenses related to convertible notes	430,416	—	—	—
Accrued interest income from loans to third parties	—	(270,563)	(7,997,961)	(1,102,969)
Accrued interest income from short-term investment	—	—	(2,901,955)	(400,198)

Changes in operating assets and liabilities:
Notes receivable	(2,124,748)	(4,522,674)	7,085,918	977,193
Accounts receivable	18,326,410	3,811,866	(495,784)	(68,372)
Accounts receivable-related party	3,409,912	—	—	—
Inventories	(2,502,263)	(689,291)	(2,373,013)	(327,253)
Other receivables	(338,468)	285,786	(1,307,694)	(180,339)
Other receivables-related parties	—	—	(64,122)	(8,843)
Purchase advances	(899,371)	865,430	(2,575,198)	(355,136)
Contract costs	(21,944,876)	15,422,513	(14,236,539)	(1,963,309)
Prepaid expense	143,354	(274,215)	70,164	9,676
Prepaid expense - related parties	(433,000)	158,000	275,000	37,924
Operating lease liabilities	(2,762,949)	(1,594,702)	(3,061,303)	(422,173)
Accounts payable	(2,109,944)	(5,523,938)	(1,710,898)	(235,944)
Other payables	5,685,188	(6,329,042)	2,270,104	313,062
Other payables-related parties	(2,577,610)	969,468	352,260	48,579
Contract liabilities	4,160,456	(5,578,999)	641,087	88,410
Accrued payroll and employees' welfare	(1,593,822)	296,065	131,971	18,200
Taxes payable	76,452	961,964	(1,036,483)	(142,938)
Net cash used in operating activities	(34,050,468)	(26,247,237)	(51,688,331)	(7,128,147)

Cash flows from investing activities:
Purchases of property and equipment	(522,416)	(692,206)	(940,673)	(129,725)
Proceeds from disposal of equipment	—	—	31,950	4,406
Repayments of loans to third parties	5,150,377	171,435,032	40,113,311	5,531,879
Payments made for loans to third parties	(51,638,458)	(171,071,510)	(103,146,761)	(14,224,589)
Payments for short-term investments	—	—	(290,051,964)	(39,999,995)
Redemption of short-term investments	—	—	108,769,464	14,999,995
Step acquisition of FGS, net of cash	471,843	—	—	—
Net cash used in investing activities	(46,538,654)	(328,684)	(245,224,673)	(33,818,029)

Cash flows from financing activities:
Proceeds from short-term bank loans	16,020,000	10,000,000	13,491,481	1,860,560
Repayments of short-term bank loans	(10,540,000)	(15,000,000)	(11,040,000)	(1,522,486)
Proceeds from short-term borrowings	3,660,000	—	—	—
Repayments of short-term borrowings	(3,360,000)	(530,000)	—	—
Proceeds from short-term borrowings-related parties	18,400,000	11,100,000	15,013,115	2,070,403
Repayments of short-term borrowings-related parties	(15,950,000)	(14,770,000)	(9,000,000)	(1,241,157)
Proceeds from long-term borrowings-related party	—	—	—	—
Repayments of long-term borrowings-related party	(816,952)	(892,701)	(1,499,667)	(206,813)
Proceeds from warrants issued with common stock	212,051,414	—	17,493,069	2,412,405
Proceeds from sale of ordinary shares, net of issuance costs	81,091,141	—	28,174,993	3,885,509
Proceeds from sale of prefunded warrants, net of issuance costs	30,276,569	93,321	3,750,282	517,188
Proceeds from stock issuance for warrants exercised	21,130,035
Proceeds from issuance of convertible notes	42,014,616	—	—	—
Refund of capital contribution by a non-controlling shareholder	—	—	—	—
Capital contribution by non-controlling shareholders	50,000	—	—	—
Net cash provided by (used in) financing activities	394,026,823	(9,999,380)	56,383,273	7,775,609

Effect of exchange rate fluctuation on cash and restricted cash	224,365	10,275,148	27,688,659	3,818,441

Net increase (decrease) in cash and restricted cash	313,662,066	(26,300,153)	(212,841,072)	(29,352,126)
Cash and restricted cash at beginning of year	30,336,504	343,998,570	317,698,417	43,812,615
Cash and restricted cash at end of year	¥343,998,570	¥317,698,417	¥104,857,345	$14,460,489

Supplemental cash flow information
Cash paid during the year for interest	¥1,682,863	¥1,427,174	¥1,200,699	$165,584
Cash paid during the year for taxes	¥(98,338)	¥10,214	¥18,339	$2,529
Reconciliation of cash and restricted cash, beginning of year
Cash	¥30,336,504	¥343,998,570	¥316,974,857	¥43,712,832
Restricted cash	—	—	723,560	99,783
Cash and restricted cash, beginning of year	¥30,336,504	¥343,998,570	¥317,698,417	$43,812,615

Reconciliation of cash and restricted cash, end of year
Cash	¥343,998,570	¥316,974,857	¥104,125,800	¥14,359,604
Restricted cash	—	723,560	731,545	100,885
Cash and restricted cash, end of year	¥343,998,570	¥317,698,417	¥104,857,345	$14,460,489

Non-cash investing and financing activities
Issuance of common stock in exchange of shares of FGS, net of issuance costs	¥1,689,807	¥—	¥—	$—
Cancellation of common stock issued prior years in exchange of shares of FGS , net of issuance costs	¥(1,689,807)	¥—	¥—	$—
Issuance of common stock in exchange of shares of Starry, net of issuance costs	27,675,450	¥—	¥—	$—
Cancellation of shares issued to Starry Lab	¥—	¥(27,675,450)	¥—	$—
Conversion of convertible notes to 9,225,338 shares of ordinary shares	¥42,435,669	¥—	¥—	$—
Right-of-use assets obtained in exchange for operating lease obligations	¥7,242,819	¥937,672	¥75,182	$10,368
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	¥—	¥—	¥62,357	$10,368
Inventories transferred to and used as fixed assets	¥302,795	¥—	¥(65,456)	$8,599
Receivable for disposal of property and equipment	¥—	¥3,000	¥—	$(9,027)
Capital contribution receivable due from non-controlling Interest	¥50,000,000	¥—	¥—	$—
Other payable due to non-controlling interest converted into capital contribution	¥—	¥1,130,000	¥—	$—

*The accompanying notes are an integral part of these consolidated financial statements.

CONTACT: For more information, please contact: Company, Ms. Liu Jia, Chief Financial Officer, Recon

Technology, Ltd, Phone: +86 (10) 8494-5799, Email: info@recon.cn